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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                         (Amendment No.                 )*


                               AK Steel Holdings Corp.
                  __________________________________________________
                                  (Name of Issuer)

                        Common Stock, Par Value $0.01 Per Share
                  __________________________________________________
                           (Title of Class of Securities)

                                       001547108
                    ________________________________________________
                                    (CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                     (Continued on following pages (s))


                           Page  1  of   4   Pages

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CUSIP No.            001547108              	13	  Page  2  of  4  Pages

 (1)  Names of Reporting Persons, S.S. or I.R.S. Identifications Nos. of
      Above	Persons

     	Sasco Capital, Inc.
      _________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*    (a)    /   /
  		                                      						           (b)   / X /
      __________________________________________________________________

 (3)  SEC Use Only

      __________________________________________________________________

 (4)  Citizenship or Place of Organization

      	Fairfield, Connecticut
      __________________________________________________________________

Number of Shares 		(5)  Sole Voting Power
   Beneficially
   Owned by		          	2,268,606
   Each Reporting	   	  _______________________________________________
   Person With	   	(6)  Shared Voting Power

	                    			None
			                    	_______________________________________________
			               	(7)  Sole Dispositive Power

                    				3,686,772
				                    _______________________________________________
				               (8)  Shared Dispositive Power

			                    	None
      ________________________________________________________________
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     	3,686,772
      ________________________________________________________________
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

      ________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9)

     	6.2%
      ________________________________________________________________
(12)  Type of Reporting Person*

     	IA






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Page  3  of  4  Pages

Item 1(a)	Name of Issuer:

The issuer of the securities to which this statement relates is AK Steel Holdings Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:

		703 Curtis Street
		P.O. Box 600
		Middletown, OH  45043

Item 2(a)	Name of Person Filing:

		Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

		Sasco Capital, Incorporated is a Connecticut corporation whose	office is
  at Fairfield, Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

		001547108

Item 3	This statement is filed pursuant to Rule 13d-1(b) and the person filing is:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4	Ownership.

	The 3,686,772 acquired by Sasco Capital, Inc. constitute 6.2% of the
	outstanding shares of AK Steel Holdings Corp.  Sasco Capital, Inc.	has
 beneficial ownership to direct the disposition of only these 3,686,772
 and has the sole power to vote 2,268,606 shares.  Sasco	Capital, Inc.
 has no shared powers with regards to any other shares	of AK Steel Holdings
 Corp.



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Page  4  of  4  Pages


Item 5	Ownership of 5% or less of a Class

		Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired
Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8	Identification and Classification of Members of the Group.

		Not applicable.

Item 9	Notice of Dissolution of Group.

Item 10	Certification.

		By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 8, 1999